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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51555

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/19 (MM/DD/YY) AND ENDING 12/31/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Government Capital Securities Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

559 Silicon Drive, Suite 102
(No. and Street)

Southlake	TX	76092
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Terry Debo — 817-722-0205
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Phillip V. George, PLLC
(Name – *if individual, state last, first, middle name*)

5179 CR 1026	Celeste	TX	75423
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

EB

RMS

OATH OR AFFIRMATION

I, D'Anne Carson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Government Capital Securities Corporation, as of December 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

KIM S. STRANGE
Notary Public, State of Texas
Comm. Expires 01-05-2022
Notary ID 129254046

Signature

Vice President & Chief Compliance Officer
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS

PHILLIP V. GEORGE, PLLC
CERTIFIED PUBLIC ACCOUNTANT

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Government Capital Securities Corporation

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Government Capital Securities Corporation as of December 31, 2019, the related statements of income, changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Government Capital Securities Corporation as of December 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Government Capital Securities Corporation's management. Our responsibility is to express an opinion on Government Capital Securities Corporation's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Government Capital Securities Corporation in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental information contained in Schedule I has been subjected to audit procedures performed in conjunction with the audit of Government Capital Securities Corporation's financial statements. The supplemental information is the responsibility of Government Capital Securities Corporation's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information contained in Schedule I is fairly stated, in all material respects, in relation to the financial statements as a whole.

Phillip V. George, PLLC

PHILLIP V. GEORGE, PLLC

We have served as Government Capital Securities Corporation's auditor since 2020.

Celeste, Texas
February 21, 2020

5179 CR 1026 Celeste, TX 75423 (214) 358-5150 Fax (214) 358-0222 phil@pvgeorge.com

GOVERNMENT CAPITAL SECURITIES CORPORATION
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2019

ASSETS	
CASH	$ 221,179
PREPAID EXPENSES	860
TOTAL ASSETS	$ 222,039
LIABILITIES AND STOCKHOLDERS' EQUITY	
ACCRUED EXPENSES	$ 31,212
ACCRUED TAXES	1,681
TOTAL LIABILITIES	32,893
STOCKHOLDERS' EQUITY	
Common stock, $.01 par value, 1,000 shares authorized, 1,000 shares issued and outstanding	10
Additional paid-in capital	19,990
Retained earnings	169,146
TOTAL STOCKHOLDERS' EQUITY	189,146
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 222,039

GOVERNMENT CAPITAL SECURITIES CORPORATION
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2019

REVENUES	
Advisory fees	$ 1,752,481
EXPENSES	
Direct transaction costs	555,003
Compensation and benefits	768,779
Promotion expenses	179,207
Professional fees	49,800
Regulatory fees	5,814
Other expenses	191,185
	1,749,788
INCOME BEFORE INCOME TAXES	2,693
INCOME TAXES - STATE	1,481
NET INCOME	$ 1,212

GOVERNMENT CAPITAL SECURITIES CORPORATION
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2019

	Common Stock				Additional Paid-In		Retained		Total Stockholders'
	Shares		Amount		Capital		Earnings		Equity
Balance at December 31, 2018	1,000	$	10	$	19,990	$	167,934	$	187,934
Net Income	-		-		-		1,212		1,212
Balance at December 31, 2019	1,000	$	10	$	19,990	$	169,146	$	189,146

The accompanying notes are an integral part of the financial statements.

GOVERNMENT CAPITAL SECURITIES CORPORATION
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2019

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 1,212
Adjustments to reconcile net income to net cash provided by operating activities:	
Net decrease (increase) in:	
Prepaid expenses	110
Net increase (decrease) in:	
Accrued expenses	4,512
Accrued taxes	(413)
Net cash provided by operating activities	5,421
NET INCREASE IN CASH	5,421
CASH AT BEGINNING OF PERIOD	215,758
CASH AT END OF PERIOD	$ 221,179
SUPPLEMENTAL CASH FLOW INFORMATION	
Cash paid for income taxes	$ 1,894
Cash paid for interest	$ -

The accompanying notes are an integral part of the financial statements.

GOVERNMENT CAPITAL SECURITIES CORPORATION
Notes to Financial Statements
December 31, 2019

Note 1 - Nature of Business and Summary of Significant Accounting Policies

Nature of Business:

Government Capital Securities Corporation (the Company) was organized in January 1999 as a Texas corporation. The Company is registered as a broker/dealer with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA) and Securities Investor Protection Corporation (SIPC).

The Company operates under the exemptive provisions of Rule 15c3-3(k)(2)(i) of the Securities Exchange Act of 1934, and accordingly, is exempt from the remaining provisions of that Rule. The Company does not hold customer funds or securities.

The Company provides a broad range of municipal advisory services to cities, counties, school districts, hospital districts, municipal utility districts, community colleges and not for profit clients across the state of Texas.

Significant Accounting Policies:

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

Revenue from contracts with customers includes advisory services related to municipal bond offerings and other privately placed securities. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Note 1 - Nature of Business and Summary of Significant Accounting Policies (continued)

Revenue Recognition (continued)

Revenue for advisory services is recognized at the point in time that performance under the arrangement is completed, generally the closing date of the underlying transaction.

Income Taxes

The Company has elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code, resulting in all the federal tax liabilities or benefits relating to the operations of the Company passing through to the individual shareholders.

As of December 31, 2019, open Federal tax years subject to examination include the tax years ended December 31, 2016 through December 31, 2018.

The Company is subject to state income taxes.

Note 2 - Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2019, the Company had net capital of $188,286, which was $183,286 in excess of its net capital requirement of $5,000. The Company's net capital ratio was 0.17 to 1.

Note 3 - Related Party Transactions

Effective March 1, 2015, the Company entered into an Operating Agreement with an affiliate whereby the Company is charged a monthly management fee, which is intended to cover various administrative and overhead costs, including office space. The agreement was for an initial term of one year and automatically renews unless canceled by either party. The agreement has automatically renewed through March 1, 2020. The management fee is determined on a reasonable and consistent basis that attempts to equate the proportional cost to the proportional benefit derived by the Company. The monthly management fee is payable upon specific request by the affiliate and is subject to adjustment at least annually. Total management fees of $108,000 were paid in 2019 and are included in other expenses.

Note 3 - Related Party Transactions (continued)

Additionally, the Company may pay additional fees to the affiliate in consideration of the affiliate's established reputation in the municipal market, its relationships with a large number of municipal entities in the Company's geographic market, as well as the direct and indirect assistance provided by the affiliate in referring municipal securities opportunities to the Company. For these benefits, the Company paid the affiliate $169,500 in 2019, which is included in promotional expenses.

Note 4 - Concentration of Credit Risk

At various times during the year the Company maintains cash balances at one national bank in excess of federally insured amounts. Cash balances fluctuate on a daily basis. At December 31, 2019, there were no uninsured balances.

Note 5 - Contingencies

There are currently no asserted claims or legal proceedings against the Company, however, the nature of the Company's business subjects it to various claims, regulatory examinations, and other proceedings in the ordinary course of business. The ultimate outcome of any such action against the Company could have an adverse impact on the financial condition, results of operations, or cash flows of the Company.

Note 6 - Subsequent Events

Management has evaluated the Company's events and transactions that occurred subsequent to December 31, 2019, through February 21, 2020, the date which the financial statements were available to be issued.

Schedule I

GOVERNMENT CAPITAL SECURITIES CORPORATION
Supplemental Information
Pursuant to Rule 17a-5
December 31, 2019

Computation of Net Capital

Total stockholders' equity qualified for net capital	$ 189,146
Deductions and/or charges	
Non-allowable assets:	
Prepaid expenses	860
Total deductions and/or charges	860
Net Capital	$ 188,286
Aggregate indebtedness	
Accrued expenses	31,212
Accrued taxes	1,681
Aggregate indebtedness	$ 32,893
Computation of basic net capital requirement	
Minimum net capital required (greater of $5,000 or 6 2/3% of aggregate indebtedness)	$ 5,000
Net capital in excess of minimum requirement	$ 183,286
Ratio of aggregate indebtedness to net capital	17.47%

Reconciliation of Computation of Net Capital

The above computation does not differ from the computation of net capital under Rule 15c3-1 as of December 31, 2019 as filed by Government Capital Securities Corporation on Form X-17A-5. Accordingly, no reconciliation is deemed necessary.

Statement Regarding Changes in Liabilities Subordinated to Claims of General Creditors

No statement is required as no subordinated liabilities existed at any time during the year.

Statement Regarding the Reserve Requirements and Possession or Control Requirements

The Company operates pursuant to section (k)(2)(i) exemptive provisions of Rule 15c3-3 of the Securities Exchange Act of 1934. Under these exemptive provisions, the Computation of Determination of the Reserve Requirements and Information Relating to the Possession or Control Requirements are not required.

See accompanying report if independent registered public accounting firm.

PHILLIP V. GEORGE, PLLC
CERTIFIED PUBLIC ACCOUNTANT

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Government Capital Securities Corporation

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Government Capital Securities Corporation identified the following provisions of 17 C.F.R. §15c3-3(k) under which Government Capital Securities Corporation claimed an exemption from 17 C.F.R. §240.15c3-3:(2)(i) (exemption provisions) and (2) Government Capital Securities Corporation stated that Government Capital Securities Corporation met the identified exemption provisions throughout the most recent fiscal year without exception. Government Capital Securities Corporation's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Government Capital Securities Corporation's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Phillip V. George, PLLC

PHILLIP V. GEORGE, PLLC

Celeste, Texas
February 21, 2020

5179 CR 1026 Celeste, TX 75423 (214) 358-5150 Fax (214) 358-0222 phil@pvgeorge.com

GOVERNMENT CAPITAL SECURITIES CORPORATION

EXEMPTION REPORT

Government Capital Securities Corporation (the Company) is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3(k)(2)(i) throughout the period from January 1, 2019 to December 31, 2019.

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) throughout the period from January 1, 2019 to December 31, 2019 without exception.

Government Capital Securities Corporation:

I, D'Anne Carson swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

Signature: D'Anne Carson

Title: Vice President and Chief Compliance Officer

Date: January 27, 2020

PHILLIP V. GEORGE, PLLC
CERTIFIED PUBLIC ACCOUNTANT

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

Board of Directors
Government Capital Securities Corporation

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by Government Capital Securities Corporation and the SIPC, solely to assist you and SIPC in evaluating Government Capital Securities Corporation's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2019. Government Capital Securities Corporation's management is responsible for its Form SIPC-7 and its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2019 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2019, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences; and

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on Government Capital Securities Corporation's compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2019. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

5179 CR 1026 Celeste, TX 75423 (214) 358-5150 Fax (214) 858-0222 phil@pvgeorge.com

This report is intended solely for the information and use of Government Capital Securities Corporation and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Phillip V. George PLLC

PHILLIP V. GEORGE, PLLC

Celeste, Texas
February 21, 2020

SIPC-7 (36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (36-REV 12/18)

For the fiscal year ended **12/31/2019**
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

12*12*******2287*********************MIXED AADC 220
51555 FINRA DEC
GOVERNMENT CAPITAL
SECURITIES CORPORATION
345 MIRON DR
SOUTHLAKE, TX 76092-7826

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
Terry Debo 817-722-0205

2. A. General Assessment (item 2e from page 2) $ 1,796

B. Less payment made with SIPC-6 filed (exclude interest) (860)
7/2/19
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment)

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 936

G. PAYMENT: √ the box
Check mailed to P.O. Box ☐ Funds Wired ☒ ACH ☐
Total (must be same as F above) $ 936

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Government Capital Securities Corporation
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Accountant
(Title)

Dated the 7TH day of JANUARY, 20 20.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _____ Postmarked _____ Received _____ Reviewed

Calculations _____ Documentation _____ Forward Copy _____

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2019
and ending 12/31/2019

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 1,752,481
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	—
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): See attached statement (Deductions in excess of $100,000 require documentation)	<555,003>
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	<555,003>
2d. SIPC Net Operating Revenues	$ 1,197,478
2e. General Assessment @ .0015	$ 1,796

(to page 1, line 2.A.)

Government Capital Securities Corporation
FINRA/SEC Number: 5155
Supplementary Statement For 2019 Annual Form SIPC-7 Filing
Direct, Pass-Through Expenses For Line Item No. 2c(8)

Legal Fees, Transactional	$	323,250
Other Direct Transaction Fees (A)		231,753
Total, Item 2c(8)	$	555,003

(A) Other Direct Transaction Fees include:

* Attorney General Fees
* Texas Education Association Bond Application Fees
* Standards & Poors Rating Service Fees
* Municipal Advisory Council Filing Fees
* Other